Exhibit 99.6

NICE Actimize 2024 Fraud Insights Report Shows Investment and Romance Scams Pose Increased Consumer Risk

Leveraging AI and collective intelligence, NICE Actimize fights evolving fraud threats to protect consumers and financial institutions

Hoboken, N.J., September 11, 2024 – NICE Actimize, a NICE (NASDAQ: NICE) business, has released "The 2024 NICE Actimize Fraud Insights Report, First Edition,” which explores the latest data behind the evolution of fraud attacks. The new report indicates that fraudsters continue to move away from Account Takeover (ATO) to Authorized Fraud and that there is also a shift in fraud typologies over the previous year, leaning toward an increased number of investment and romance scams.

Authorized fraud continued to rise across the globe in 2023. The fraud typology and payment type mix saw notable changes, particularly a continued shift away from account takeover (ATO) and P2P fraud towards authorized fraud, and domestic wire fraud, as well as continued growth of check & deposit fraud in North America. Attempted fraud increased in volume (+6%) but decreased by value (-26%). This change reflects the shift towards payment types and fraud typologies traditionally higher in volume and lower in value, as well as improvements in detection and prevention— especially in P2P.

“Financial institutions face a surge of fraud threats that require sophisticated, agile prevention. NICE Actimize embeds AI and other cutting-edge technologies into our enterprise fraud solutions to reduce these challenges,” said Craig Costigan, CEO, NICE Actimize. “By leveraging advanced AI for real-time detection, decisioning, and continuous adaptation, you can ensure fraud is identified quickly and is mitigated. With industry-wide collective intelligence, NICE Actimize provides a robust defense against evolving fraud tactics, safeguarding both institutions and banking customers.”

The NICE Actimize 2024 Fraud Insights Report’s data also indicated:
•
Genuine transactions on P2P have surged 36% by volume and 38% by value. This shows that consumers value the benefits of faster payments and feel that they are safe to use, despite the constant talk of fraud.

•	Web based P2P transactions constitute only 6% of the total P2P transaction volume yet have a fraud rate over 5X that of mobile based P2P transactions.

Leveraging NICE Actimize’s collective intelligence and Federated Learning, the report was created by analyzing billions of banking and payments transactions.

To download a copy of NICE Actimize’s 2024 Fraud Insights report, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk, and compliance solutions for regional and global financial institutions and government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud, and providing regulatory compliance. In addition, the Company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence, and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it's never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world's #1 cloud-native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.